EXHIBIT 99.1

RADA’S RADAR FOR ACTIVE PROTECTION SYSTEMS
SUCCESSFULLY COMPLETES TESTS

Israel Military Industries "Iron Fist" which incorporates RADA Developed radar completed evaluation trials conducted by the US Office of Secretary of Defense

NETANYA, Israel, July 5, 2011 -- RADA Electronic Industries Ltd. (Nasdaq: RADA) announced today that “Iron Fist,” an active protection system (APS) for armored vehicles, developed by the Israel Military Industries (IMI) and for which RADA developed the radar, successfully completed trials conducted by the US Office of Secretary of Defense (OSD).  This trial was part of a congressionally mandated evaluation of domestic and foreign APS.

Iron Fist is designed to handle a wide range of threats to tanks including Rocket Propelled Grenades (RPG), Anti-Tank Guided Missiles (ATGM) as well as armor piercing kinetic energy projectiles.  RADA designed the radar for this system for threat detection, situational awareness and fire control.   When the system detects an impending threat, it disrupts it by operating countermeasures (in case of ATGM) or actively intercepts and destroys the threat before it hits the target.

The trial required that the Iron Fist be integrated onto a Mine Resistant Ambush Protected vehicle (MRAP) and was conducted in two phases, which included “soft kill” or countermeasures tests, as well as “hard kill” or active interception tests.  Following the tests Iron Fist demonstrated full interception of armor piercing kinetic energy projectiles. Iron Fist demonstrated the required performance capabilities for each phase.

Zvika Alon, RADA CEO, commented: "We were very pleased witness Iron Fist successfully complete the testing conducted by the US OSD.  This achievement will serve as an important step in our continued development of radar systems as well as other applications we have developed in the area of radar systems for threat detection and warning.”

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs) and Radars for Force Protection Systems.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact:
Dubi Sella (V.P Sales & Marketing)
Tel: +972-9-892-1111
mrkt@rada.com